SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. _____________)*

OVERSEAS FILMGROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

690337 10 0
(CUSIP Number)

July 20, 1999
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /      Rule 13d-1(b)

      /x/      Rule 13d-1(c)

      / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690337 10 0	13G	Page 2 of 6 Pages

   1  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       YAHOO! INC.
          I.R.S. IDENTIFICATION NO. 77-0398689

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	/ /
(b)	/x/

   3   SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 562,527

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 562,527

	8	SHARED DISPOSITIVE POWER -0-

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         562,527

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         NOT APPLICABLE

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.9%

 12   TYPE OF REPORTING PERSON*

         CO

* SEE INSTRUCTIONS

CUSIP No. 690337 10 0	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
OVERSEAS FILMGROUP, INC.
Item 1(b).	Address of Issuer's Principal Executive Offices:
8800 Sunset Boulevard, Los Angeles, CA 90069
Item 2(a).	Name of Person Filing:
Yahoo! Inc.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
3420 Central Expressway, Santa Clara, CA 95051
Item 2(c).	Citizenship:
Delaware
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:
690337 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

   (a)      / / Broker or dealer registered under Section 15 of the Exchange Act;

   (b)      / / Bank as defined in section 3(a)(6) of the Exchange Act;

   (c)      / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

   (d)      / / Investment company registered under section 8 of the Investment Company Act;

   (e)      / / An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

   (f)      / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   (g)      / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

   (h)      / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i)      / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                  Investment Company Act of 1940;

    (j)      / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box       /x/.

CUSIP No. 690337 10 0	13G	Page 4 of 6 Pages

Item 4. Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

562,527
(b)	Percent of Class:

8.9%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 562,527
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 562,527
	(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5. Ownership of Five Percent or Less of a Class.

       Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       See Exhibit 1 attached hereto.

Item 8. Identification and Classification of Members of the Group.

       Not applicable.

Item 9. Notice of Dissolution of Group.

       Not applicable.

Item 10. Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 690337 10 0	13G	Page 5 of 6 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 1999
Date

/s/ John Place
Signature

John Place, Vice President, General Counsel and Secretary
Name/Title

CUSIP No. 690337 10 0	13G	Page 6 of 6 Pages

EXHIBIT 1

Identification of Subsidiary

broadcast.com inc., a wholly owned subsidiary of Yahoo! Inc.